

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2022

Mandeep Chawla
Chief Financial Officer
Celestica Inc.
5140 Yonge Street, Suite 1900
Toronto, Ontario, Canada M2N 6L7

> **Re: Celestica Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed March 14, 2022**
> **File No. 001-14832**

Dear Mr. Chawla:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing